Exhibit 99.8
GRANDPARENTS.COM, INC.
589 Eighth Avenue, 6th Floor
New York, NY 10018
T 646.839.8800
F 646.654.6106
January 29, 2016
By Fax: (212) 759-5810

 Starr Indemnity & Liability Company
399 Park Avenue, 17th Floor
 New York, NY 10022
Attention: Nehemiah Ginsburg General Counsel and Secretary
Ladies and Gentlemen:
Reference is made to that certain Strategic Alliance Agreement, between Grandparents.com, Inc. (the "Company") and Starr Indemnity & Liability Company ("SILC"), dated as of January 8, 2013, as amended by the First Amendment dated as of March 28, 2013 (as amended, the "Agreement").  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.
Paragraph 2 of the Agreement entitled "Term and Termination" provides that either party to the Agreement may elect not to renew the Agreement by providing written notice to the other party at least thirty (30) days before the expiration of a Renewal Period, which is currently set to commence on March 1, 2016 (the "Renewal Deadline"). The parties desire to extend the Renewal Deadline in order to allow for the parties to discuss certain business arrangements. Please execute and return this letter where indicated below today by no later than 5p.m. prevailing Eastern Time in order to amend the Agreement to extend the Renewal Deadline by sixty (60) days from the date hereof, or until March 29, 2016 (the "Extension Period"), which extension shall be subject to the following:
1.	The Company shall continue to pay the Monthly Fee during the Extension Period, $40,000 of which shall be paid in cash and $40,000 of which shall be accrued until such time as the parties mutually agree on payment.
2.	Either party shall have a right to terminate the Agreement at any point in time with prior notice on or prior to the expiration of the Extension Period. If neither party terminates the Agreement, then the Agreement shall automatically extend for another Renewal Period starting on March 30, 2016 on the same terms set forth therein.

3.	Any shares subject to the Warrant that have not yet vested shall not vest unless and until the renewal of the Agreement.

All other terms of the Agreement, except as modified hereby, shall remain unchanged and in full force and effect and shall be binding upon the parties during the Extension Period.
This letter, along with the Agreement, as amended hereby, constitute the entire understanding among the parties with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained. In the event of any conflict or inconsistency between the provisions set forth in this letter and the provisions set forth in the Agreement, the provisions set forth in this letter shall govern and control.

Paragraph 8(g) of the Agreement entitled "Disputes" shall apply to this letter with respect to this letter as if restated herein.

Please sign below where indicated to confirm your acceptance of the terms of this letter and return to us by no later today at 5p.m. prevailing Eastern Time. If we do not receive this letter executed by you by then, then the Company reserves its right not to renew the Agreement pursuant to paragraph 2 of the Agreement.

Sincerely,

GRANDPARENTS.COM, INC.

By:	/s/ Steve Leber
Steve Leber
Chief Executive Officer

ACKNOWLEDGED AND AGREED:

STARR INDEMNITY & LIABILITY COMPANY

By:	/s/ M.R. Greenberg
Name: M.R. Greenberg
Title: Chairman & Director